UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person

Michael S. Weiss
787 Seventh Avenue, 48th Floor
New York, New York 10019

2. Issuer Name and Ticker or Trading Symbol
   Procept, Inc. -- PRCTC

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|



___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Placement Option (1)  |$110,000|8/10/|J(2)| |0.6699(1)  |A  |10/9/|4/9/ |Units(1)    |2.967  |(2)    |0.6699(1)   |D  |            |
                      |        |98(2)|    | |           |   |98   |03   |            |       |       |            |(2)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
Advisory Option (1)   |$110,000|8/10/|J(3)| |3.2087(1)  |A  |10/9/|4/9/ |Units(1)    |3.2087 |(3)    |3.2087(1)   |D  |            |
                      |        |98(3)|    | |           |   |98   |03   |            |       |       |            |(3)|            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
See Attachment

(1) The Placement Option and Advisory Option are options to purchase units each consisting of (i) 20,000 shares of Common Stock and (ii) Class C Warrants to purchase 20,000 shares of Common Stock.
(2) Pursuant to a Placement Agency Agreement between the Issuer and Paramount Capital, Inc., Paramount Capital Inc. designated recipients (the "Paramount Option Designees") of the Placement Options. Mr. Weiss was among the Paramount Option Designees and received such Placement Option in connection with a private placement (the "Private Placement") of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.
(3) Pursuant to a Financial Advisory Agreement between the Issuer and Paramount Capital, Inc., Paramount Capital, Inc. designated recipients (the "Paramount Advisory Option Designees") of the Advisory Options. Hawkins Group, LLC, of which Mr. Weiss is Managing Member, was among the Paramount Advisory Option Designees and received such Advisory Options in connection with a private placement of securities of the Issuer. The Advisory Options become exerciseable within 60 days of August 10, 1998.


**SIGNATURE OF REPORTING PERSON
/s/ Michael S. Weiss
-----------------------------
Name: Michael S. Weiss,
Individually, and as Managing Member of
Hawkins Group, LLC


DATE
09/10/98

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Attachment A


Reporting Persons:                  Michael S. Weiss (the designated filer); and

                                    Hawkins Group, LLC
                                    787 Seventh Avenue, 48th Floor
                                    New York, NY  10019

Issuer:                             Procept Inc. (PRCT)

Statement For:                      August / 1998

      Michael S. Weiss is Managing Member of Hawkins Group, LLC and is a Director of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other, except to the extent of their pecuniary interest therein, if any.